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Exhibit 21.1

Real Mex Restaurants, Inc. Subsidiaries

Entity	State of Incorporation
Acapulco Restaurants, Inc.	Delaware
El Torito Restaurants, Inc.	Delaware
El Torito Franchising Company	Delaware
El Paso Cantina, Inc.	California
Murray Pacific	California
TARV, Inc.	California
ALA Design, Inc.	California
Acapulco Restaurant of Westwood, Inc.	California
Acapulco Restaurant of Moreno Valley, Inc.	California
Acapulco Restaurant of Ventura, Inc.	California
Acapulco Restaurant of Downey, Inc.	California
Acapulco Restaurants of Encinitas, Inc.	California
Acapulco Mark Corp.	Delaware
Real Mex Foods, Inc.	California

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Exhibit 21.1 Subsidiaries of Real Mex Restaurants, Inc.